Talen Energy Corporation
2929 Allen Pkwy, Suite 2200
Houston, TX 77019
July 3, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Attention:	Yolanda Guobadia
Lily Dang
Michael Purcell
Karina Dorin

Re:	Talen Energy Corporation

Registration Statement on Form S-1
Filed June 20, 2024
Amendment No. 1 to Registration Statement on Form S-1
Filed July 2, 2024
File No. 333-280341
Ladies and Gentlemen:
This letter sets forth the response of Talen Energy Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in your letter dated July 2, 2024, with respect to the above referenced Registration Statement on Form S-1 and Amendment No. 1 to Registration Statement on Form S-1 (together, the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 2 on Form S-1 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement.
Set forth below are the Company’s responses to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Registration Statement on Form S-1
Principal and Selling Stockholders, page 140
1.Staff’s comment: Please revise to disclose the natural person or persons who exercise voting or dispositive control over the shares beneficially owned by Aventail Capital Group, LP, Brown Advisory LLC and Mirabella Financial Services LLP. Refer to Item 507 of Regulation SK. For additional guidance, refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 145 and 147 of the Revised Registration Statement accordingly.
General
2.Staff’s comment: We note your disclosure on page 160 that your selling securityholders may sell their securities in one or more underwritten offerings on a firm commitment or best efforts basis. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item
512(a)(1)(iii) of Regulation S-K.
Response: The Company acknowledges the Staff’s comment and confirms its understanding, consistent with the undertaking required by Item 512(a)(1)(iii) of Regulation S-K, that it will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the Revised Registration Statement or any material change to such information, including if a selling stockholder retains an underwriter for the purpose of an underwritten offering. We have made appropriate updates to the disclosure in the Plan of Distribution section on page 162 of the Revised Registration Statement in line with the above confirmation.
3.Staff’s comment: We note your disclosure on page 151 that the exclusive forum provision in your charter will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have jurisdiction. Please revise Exhibit 3.1 to ensure that the exclusive forum provision states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.
Response: The Company respectfully acknowledges the Staff’s comment. The Company will inform investors in future filings by continuing to include disclosure similar to the disclosure on page 153 of the Revised Registration Statement in its Annual Reports on Form 10-K, registration statements or other applicable filings to specify that the forum selection provision does not apply to any actions arising under the Exchange Act.

4.Staff’s comment: Disclose whether your offering is contingent upon final approval of your Nasdaq listing on your cover page.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Revised Registration Statement accordingly.
*****

The Company respectfully requests the Staff’s assistance in completing the review of the Revised Registration Statement as soon as possible. Please contact Michael W. Rigdon of Kirkland & Ellis LLP at (713) 836-3647 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

TALEN ENERGY CORPORATION

By:	/s/ John Wander
Name:	John Wander
Title:	General Counsel and Corporate Secretary

Enclosures
cc:	Rebekah D. Reneau, Associate General Counsel
Matthew R. Pacey, P.C., Kirkland & Ellis LLP
Michael W. Rigdon, P.C., Kirkland & Ellis LLP
Anthony L. Sanderson, Kirkland & Ellis LLP
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